

December 28, 2012

Mr. Geoffrey G. Jervis
Chief Financial Officer
Capital Trust Inc.
410 Park Avenue, 14th Floor
New York, NY 10022

> **Re: Capital Trust Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed February 14, 2012**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2012**
> **Filed November 14, 2012**
> **File No. 001-14788**

Dear Mr. Jervis:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Asset Management, page 39

1. Please revise in future Exchange Act periodic filings to more clearly define the criteria for loans and securities being categorized as "watch list assets."

III. Non-GAAP Disclosures: Adjusted Balance Sheet and Operating Results, page 51

2. Please tell us how you determined that presentation of a full non-GAAP balance sheet and income statement was appropriate, and does not attach undue prominence to the non-GAAP information. Refer to Question 102.10 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Consolidated Balance Sheets, page F-6

3.   We note that you separately present the assets and liabilities of consolidated VIEs on your balance sheet. In future filings, please recast your balance sheets to present the consolidated totals for each line item required by Regulation S-X. Please note that you may state parenthetically after each line item the amount that relates to consolidated VIEs, or you may include a table following the consolidated balance sheets to present assets and liabilities of consolidated VIEs that have been included in the preceding balance sheet.

Form 10-Q for Fiscal Quarter Ended September 30, 2012

Note 1. Organization, page 7

4.   Please tell us how you determined you ceased to be the primary beneficiary of CT Legacy Asset as a result of the February 2012 refinancing.

Note 12. Fair Values, page 41

5.   We note your disclosure that the key assumptions for significant unobservable inputs in determining the fair value of the CT Legacy Asset include loss severities ranging from 0% to 100% against the underlying assets. Please revise in future filings to provide more detailed disclosure regarding the assumptions related to loss severities in order to make this disclosure meaningful. Provide us with your proposed disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jonathan Wiggins at (202) 551-3694 or me at (202) 551-3486 with any questions.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief